SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
________________
TOWNSQUARE MEDIA, INC.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

892231101
(CUSIP Number of Class of Securities (Underlying Shares of Class A Common Stock))
N/A
(CUSIP Number of Class of Securities (Underlying Shares of Class B Common Stock))
Christopher A. Kitchen
Executive Vice President and General Counsel
Townsquare Media, Inc.
240 Greenwich Avenue
Greenwich, Connecticut 06830
(203) 861-0900
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
________________
With copies to:

Marc Trevino, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
Tel: (212) 558-4000
________________
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$76,472,805.50	$9,521.00

*
Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Townsquare Media, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 8,049,769 shares of Townsquare Media, Inc. common stock having a weighted average exercise price of $9.50.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,521.00.	Filing Party: Townsquare Media, Inc.
Form or Registration No.: 005-88259	Date Filed: July 18, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 1 to Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on July 18, 2018 (the “Schedule TO”) by Townsquare Media, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer (the “Offer”) to eligible participants to exchange certain outstanding eligible stock options to purchase shares of Townsquare common stock, $0.01 par value per share for replacement options that will be granted under Townsquare’s 2014 Omnibus Incentive Plan. This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for Replacement Options dated July 18, 2018, as amended on July 31, 2018. This Amendment is made to revise Item 12 (Exhibits) in its entirety and Exhibits (a)(1)(A), (a)(1)(H), (a)(1)(I) and (a)(1)(Q) — (a)(1)(T) to the Schedule TO.

The information in the Schedule TO, including all schedules and annexes to the Schedule TO, which were previously filed with the Schedule TO on July 18, 2018, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

ITEM 12. EXHIBITS.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOWNSQUARE MEDIA, INC. By: /s/ Christopher A. Kitchen Christopher A. Kitchen Executive Vice President and General Counsel

Dated: July 31, 2018

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(1)(A)	Offer to Exchange Eligible Options for Replacement Options, dated July 18, 2018, as amended July 31, 2018
(a)(1)(B)*	Email to All Eligible Participants from Dhruv A. Prasad and Bill Wilson, Townsquare’s Co-Chief Executive Officers, dated July 18, 2018
(a)(1)(C)*	Form of Exchange Offer Announcement
(a)(1)(D)*	Form of Exchange Offer Election Form
(a)(1)(E)*	Terms of Election Document
(a)(1)(F)*	Forms of Emails Confirming Receipt of Election Form / Notice of Withdrawal
(a)(1)(G)*	Form of Notice of Withdrawal of Options Previously Tendered for Exchange
(a)(1)(H)	Forms of Reminders of Expiration of Exchange Offer
(a)(1)(I)	Form of Final Reminder of Expiration of Exchange Offer
(a)(1)(J)*	Form of Confirmation of Participation / Non-Participation in Exchange Offer
(a)(1)(K)*	Form of Communication Regarding the Results of the Exchange Offer
(a)(1)(L)*	Form of Replacement Option Award Notice Communication
(a)(1)(M)*	Form of Replacement Option Award Agreement (Transfer Restricted)
(a)(1)(N)*	Form of Replacement Option Award Agreement (Vesting)
(a)(1)(O)	Townsquare Media, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on March 13, 2018 and incorporated herein by reference
(a)(1)(P)	Townsquare Media, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2018, filed with the Securities and Exchange Commission on May 8, 2018 and incorporated herein by reference
(a)(1)(Q)	Email Regarding Amended Offer to Exchange and Additional Exchange Ratio Examples, dated July 31, 2018
(a)(1)(R)	Form of Email Regarding Updated Hypothetical Exchange Ratios
(a)(1)(S)	Screenshot of Intranet Page Displaying Updated Hypothetical Exchange Ratios
(a)(1)(T)	Email Regarding Final Exchange Ratios and Replacement Option Exercise Price
(a)(5)(A)	Definitive Information Statement on Schedule 14C filed with the SEC on July 18, 2018 and incorporated herein by reference
(b)	Not applicable
(d)(1)	Townsquare 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement No. 333-197002 on Form S-1, as amended.
(d)(2)	Form of Option Grant Agreement, incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement No. 333-197002 on Form S-1, as amended.
(d)(3)	Form of Option Grant at IPO, incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement No. 333-197002 on Form S-1, as amended.
(d)(4)
Restricted Stock Award Agreement between Townsquare Media, Inc. and Bill Wilson, dated May 31, 2018, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on June 4, 2018

(d)(5)
Employment Agreement, between Townsquare Media, Inc. and Bill Wilson, dated October 16, 2017, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 19, 2017

(d)(6)	Letter Agreement between Townsquare Media, Inc. and Bill Wilson, dated April 27, 2018, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 3, 2018
(d)(7)
Employment Agreement, between Townsquare Media, Inc. and Dhruv Prasad, dated October 16, 2017, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on October 19, 2017

(d)(8)
Letter Agreement, between Townsquare Media, Inc. and Steven Price, dated October 16, 2017, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on October 19, 2017

(d)(9)
Employment Agreement, between Townsquare Media, Inc. and Stuart Rosenstein, dated October 16, 2017, incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on October 19, 2017

(d)(10)	Form of Indemnification Agreement, incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement No. 333-197002 on Form S-1, as amended.
(g)	Not applicable
(h)	Not applicable

*Filed as exhibits to the Schedule TO on July 18, 2018.